2021

Form 1065

Department of the Treasury
Internal Revenue Service

U.S. Return of Partnership Income

OMB No. 1545-0123

For calendar year 2021, or tax year beginning _____ , _____ , ending _____ , _____

▶ Go to www.irs.gov/Form1065 for instructions and the latest information.

2021

A Principal business activity WHOLESALE SALES	Name of partnership LONERIDER SPIRITS LLC
B Principal product or service SPIRITS	Type or Print — Number, street, and room or suite no. If a P.O. box, see instructions. 624 HOLLY SPRINGS ROAD, SUITE 163
C Business code number 312140	City or town, state or province, country, and ZIP or foreign postal code HOLLY SPRINGS NC 27540

D Employer identification number
82-5405723

E Date business started
05/24/2018

F Total assets
$ 510,839.

G Check applicable boxes: (1) ☐ Initial return (2) ☐ Final return (3) ☐ Name change (4) ☐ Address change (5) ☐ Amended return

H Check accounting method: (1) ☐ Cash (2) ☒ Accrual (3) ☐ Other (specify) ▶ _____

I Number of Schedules K-1. Attach one for each person who was a partner at any time during the tax year ▶ 57

J Check if Schedules C and M-3 are attached ▶ ☐

K Check if partnership: (1) ☐ Aggregated activities for section 465 at-risk purposes (2) ☐ Grouped activities for section 469 passive activity purposes

Caution: Include **only** trade or business income and expenses on lines 1a through 22 below. See instructions for more information.

Income

1a	Gross receipts or sales	1a	304,195.
b	Returns and allowances	1b	
c	Balance. Subtract line 1b from line 1a	1c	304,195.
2	Cost of goods sold (attach Form 1125-A)	2	311,324.
3	Gross profit. Subtract line 2 from line 1c	3	-7,129.
4	Ordinary income (loss) from other partnerships, estates, and trusts (attach statement)	4	
5	Net farm profit (loss) (attach Schedule F (Form 1040))	5	
6	Net gain (loss) from Form 4797, Part II, line 17 (attach Form 4797)	6	2,043.
7	Other income (loss) (attach statement) SEE STATEMENT 1	7	6,905.
8	**Total income (loss).** Combine lines 3 through 7	8	1,819.

Deductions (see instructions for limitations)

9	Salaries and wages (other than to partners) (less employment credits)	9	
10	Guaranteed payments to partners	10	194,021.
11	Repairs and maintenance	11	
12	Bad debts	12	
13	Rent	13	25,451.
14	Taxes and licenses SEE STATEMENT 2	14	5,343.
15	Interest (see instructions)	15	
16a	Depreciation (if required, attach Form 4562) 16a 20,759.		
b	Less depreciation reported on Form 1125-A and elsewhere on return 16b	16c	20,759.
17	Depletion (**Do not deduct oil and gas depletion.**)	17	
18	Retirement plans, etc.	18	
19	Employee benefit programs	19	
20	Other deductions (attach statement) SEE STATEMENT 3	20	235,040.
21	**Total deductions.** Add the amounts shown in the far right column for lines 9 through 20	21	480,614.
22	**Ordinary business income (loss).** Subtract line 21 from line 8	22	-478,795.

Schedule L | Balance Sheets per Books

Assets	Beginning of tax year (a)	Beginning of tax year (b)	End of tax year (c)	End of tax year (d)
1 Cash		182,253.		100,098.
2a Trade notes and accounts receivable	22,552.		26,123.	
b Less allowance for bad debts		22,552.		26,123.
3 Inventories		356,018.		272,662.
4 U.S. government obligations				
5 Tax-exempt securities				
6 Other current assets (attach statement)				
7a Loans to partners (or persons related to partners)				
b Mortgage and real estate loans				
8 Other investments (attach statement)				
9a Buildings and other depreciable assets	144,927.		141,275.	
b Less accumulated depreciation	83,123.	61,804.	94,738.	46,537.
10a Depletable assets				
b Less accumulated depletion				
11 Land (net of any amortization)				
12a Intangible assets (amortizable only)	81,836.		81,836.	
b Less accumulated amortization	13,063.	68,773.	18,519.	63,317.
13 Other assets (attach statement)	STATEMENT 9	2,102.		2,102.
14 Total assets		693,502.		510,839.
Liabilities and Capital				
15 Accounts payable				
16 Mortgages, notes, bonds payable in less than 1 year				
17 Other current liabilities (attach statement)	STATEMENT 10	1,720.		39,880.
18 All nonrecourse loans				
19a Loans from partners (or persons related to partners)				
b Mortgages, notes, bonds payable in 1 year or more				
20 Other liabilities (attach statement)	STATEMENT 11	377,690.		399,276.
21 Partners' capital accounts		314,092.		71,683.
22 Total liabilities and capital		693,502.		510,839.

2022

Form **1065**		**U.S. Return of Partnership Income**		OMB No. 1545-0123
Department of the Treasury Internal Revenue Service		For calendar year 2022, or tax year beginning _____ , _____ , ending _____ , _____ , Go to www.irs.gov/Form1065 for instructions and the latest information.		**2022**

A Principal business activity		Name of partnership	D Employer identification number
WHOLESALE SALES	Type or Print	LONERIDER SPIRITS LLC	82-5405723
B Principal product or service		Number, street, and room or suite no. If a P.O. box, see instructions.	E Date business started
SPIRITS		624 HOLLY SPRINGS ROAD, SUITE 163	05/24/2018
		City or town, state or province, country, and ZIP or foreign postal code	F Total assets (see instr.)
C Business code number			
312140		HOLLY SPRINGS NC 27540	$ 427,235.

G Check applicable boxes: **(1)** ☐ Initial return **(2)** ☐ Final return **(3)** ☐ Name change **(4)** ☐ Address change **(5)** ☐ Amended return

H Check accounting method: **(1)** ☐ Cash **(2)** ☒ Accrual **(3)** ☐ Other (specify) _____

I Number of Schedules K-1. Attach one for each person who was a partner at any time during the tax year 61

J Check if Schedules C and M-3 are attached .... ☐

K Check if partnership: **(1)** ☐ Aggregated activities for section 465 at-risk purposes **(2)** ☐ Grouped activities for section 469 passive activity purposes

Caution: Include **only** trade or business income and expenses on lines 1a through 22 below. See instructions for more information.

Income	1a	Gross receipts or sales	1a	223,858.
	b	Returns and allowances	1b	
	c	Balance. Subtract line 1b from line 1a	1c	223,858.
	2	Cost of goods sold (attach Form 1125-A)	2	145,777.
	3	Gross profit. Subtract line 2 from line 1c	3	78,081.
	4	Ordinary income (loss) from other partnerships, estates, and trusts (attach statement)	4	
	5	Net farm profit (loss) (attach Schedule F (Form 1040))	5	
	6	Net gain (loss) from Form 4797, Part II, line 17 (attach Form 4797)	6	
	7	Other income (loss) (attach statement) SEE STATEMENT 1	7	8,303.
	8	**Total income (loss).** Combine lines 3 through 7	8	86,384.
Deductions (see instructions for limitations)	9	Salaries and wages (other than to partners) (less employment credits)	9	
	10	Guaranteed payments to partners	10	164,814.
	11	Repairs and maintenance	11	
	12	Bad debts	12	
	13	Rent	13	12,827.
	14	Taxes and licenses SEE STATEMENT 2	14	1,015.
	15	Interest (see instructions)	15	
	16a	Depreciation (if required, attach Form 4562) [16a] 15,927.		
	b	Less depreciation reported on Form 1125-A and elsewhere on return [16b]	16c	15,927.
	17	Depletion (**Do not deduct oil and gas depletion.**)	17	
	18	Retirement plans, etc.	18	
	19	Employee benefit programs	19	
	20	Other deductions (attach statement) SEE STATEMENT 3	20	167,902.
	21	**Total deductions.** Add the amounts shown in the far right column for lines 9 through 20	21	362,485.
	22	**Ordinary business income (loss).** Subtract line 21 from line 8	22	-276,101.

Schedule L | Balance Sheets per Books

Assets	Beginning of tax year (a)	Beginning of tax year (b)	End of tax year (c)	End of tax year (d)
1 Cash		100,098.		39,137.
2a Trade notes and accounts receivable	26,123.		13,889.	
b Less allowance for bad debts		26,123.		13,889.
3 Inventories		272,662.		258,038.
4 U.S. government obligations				
5 Tax-exempt securities				
6 Other current assets (attach statement)	STATEMENT 7	0.		3,046.
7a Loans to partners (or persons related to partners)				
b Mortgage and real estate loans				
8 Other investments (attach statement)				
9a Buildings and other depreciable assets	141,275.		141,275.	
b Less accumulated depreciation	94,738.	46,537.	110,665.	30,610.
10a Depletable assets				
b Less accumulated depletion				
11 Land (net of any amortization)				
12a Intangible assets (amortizable only)	81,836.		81,836.	
b Less accumulated amortization	18,519.	63,317.	23,975.	57,861.
13 Other assets (attach statement)	STATEMENT 8	2,102.		24,654.
14 Total assets		510,839.		427,235.
Liabilities and Capital				
15 Accounts payable				7,628.
16 Mortgages, notes, bonds payable in less than 1 year				
17 Other current liabilities (attach statement)	STATEMENT 9	39,880.		6,466.
18 All nonrecourse loans				
19a Loans from partners (or persons related to partners)				58,575.
b Mortgages, notes, bonds payable in 1 year or more				
20 Other liabilities (attach statement)	STATEMENT 10	399,276.		431,834.
21 Partners' capital accounts		71,683.		-77,268.
22 Total liabilities and capital		510,839.		427,235.